Exhibit 32   Section 1350 Certifications


CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(18 U.S.C. SECTION 1350)


The undersigned, as the chief executive officer of AGL Resources Inc., certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) the Form 10-Q for the quarterly period ended June 30, 2004 (the "Report"), which accompanies this certification, fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of AGL Resources Inc.

Date: July 28, 2004   /s/ Paula G. Rosput
                              Chairman, President and Chief Executive Officer

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(18 U.S.C. SECTION 1350)

The undersigned, as the chief financial officer of AGL Resources Inc., certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) the Form 10-Q for the quarterly period ended June 30, 2004 (the "Report"), which accompanies this certification, fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of AGL Resources Inc.

Date: July 28, 2004   /s/ Richard T. O'Brien
                           Executive Vice President and Chief Financial Officer